Exhibit 99.2

MAREX GROUP PLC 155 BISHOPSGATE LONDON EC2M 37Q UNITED KINGDOM VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. (Eastern Time) on 19 May 2026 / 4:59 a.m. (UK Time) on 20 May 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VIEW MEETING ONLINE You can view the Annual General Meeting online at www.virtualshareholdermeeting.com/MRX2026. Please note you will not be able to vote online during the Annual General Meeting. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Further details on voting processes and procedures can be found in the Notice of Annual General Meeting. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V92124-Z92329-Z92535 THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY MAREX GROUP PLC The Board of Directors recommends you vote FOR the following proposals: Vote For Against Withheld 1. To receive the accounts and reports of the directors and auditors for the year ended 31 December 2025 2. To approve the Directors’ Remuneration Report for the year ended 31 December 2025 3. To reappoint Deloitte LLP as auditor of the company until the next annual general meeting 4. To authorise the Audit and Compliance Committee to determine the auditors’ remuneration 5. To re-elect Robert Pickering as a director 6. To re-elect lan Lowitt as a director 7. To re-elect Rob Irvin as a director 8. To re-elect Sarah Ing as a director 9. To re-elect Linda Myers as a director 10. To re-elect Konstantin Graf von Schweinitz as a director Vote For Against Withheld 11. To re-elect John Pietrowicz as a director of the Company 12. Authority to allot shares 13. Authority for the disapplication of pre-emption rights 14. Authority to purchase own shares 15. To authorise the Company to make political donations NOTE: The “Vote Withheld” option is to enable you to abstain on any of the specified resolutions. Please note that a “Vote Withheld” has no legal effect and will not be counted in the votes “For” and “Against” a resolution. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Additional information and proxy materials are available at www.proxyvote.com V92125-Z92329-Z92535 MAREX GROUP PLC Annual General Meeting of Shareholders 21 May 2026 at 1:30 p.m. (UK Time) This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chair of the meeting (or such other person(s) as named below) as proxy, with the power to appoint his substitute, and hereby authorise(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders on 21 May 2026 at 1:30 p.m. (UK Time), at the offices of Winterflood Securities (a division of Marex), Riverbank House, 2 Swan Lane, London EC4R 3GA, United Kingdom and any adjournment or postponement thereof. Please leave this box blank if you have selected the Chair of the meeting. Do not insert your own name(s).This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors. Continued and to be signed on reverse side